Filed Pursuant to Rule 424(b)(1)
Registration Statement No. 333-177073
Prospectus

GRAPHON CORPORATION

58,575,000 Shares of Common Stock

_______________________

This prospectus relates to the sale or other disposition from time to time of up to an aggregate of 58,575,000 shares of our common stock by the persons described in this prospectus, whom we call the “selling stockholders,” identified in the section entitled “Selling Stockholders” in this prospectus, or their transferees. Of such 58,575,000 shares, 35,500,000 shares are currently outstanding and 23,075,000 shares are issuable upon exercise of warrants held by the selling stockholders. We are registering these shares as required by the terms of registration rights agreements between the selling stockholders and us. Such registration does not mean that the selling stockholders will actually offer or sell any of these shares. We will not receive any proceeds from the sale or other disposition of the shares of common stock offered by the selling stockholders. We will, however, receive the exercise price of any warrants exercised for cash. To the extent that we received cash upon exercise of any warrants, we expect to use that cash for working capital and general corporate purposes.

The selling stockholders may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. For additional information, you should refer to the section entitled “Plan of Distribution” of this prospectus. We are contractually obligated to pay all expenses of registration incurred in connection with this offering, except any underwriting discounts and commissions incurred by the selling stockholders.

Our common stock is currently quoted on the OTC Bulletin Board under the symbol “GOJO.” The closing sales price of our common stock on November 21, 2011 was $0.22 per share.

This investment involves risks. You should refer to the discussion of risk factors, beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

December 2, 2011

As permitted under the rules of the Securities and Exchange Commission, or the SEC, this prospectus incorporates important business information about GraphOn Corporation that is contained in documents that we file with the SEC, but that are not included in or delivered with this prospectus. You may obtain copies of these documents, without charge, from the website maintained by the SEC at www.sec.gov, as well as other sources. See “Where You Can Find More Information” in this prospectus.

You should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized anyone to provide you with additional or different information from that contained in or incorporated by reference into this prospectus. You should assume that the information contained in or incorporated by reference into this prospectus is accurate only as of any date on the front cover of this prospectus or the date of the document incorporated by reference, as applicable, regardless of the time of delivery of this prospectus or any exercise of the subscription rights. Our business, financial condition, results of operations and prospects may have changed since those dates.

FORWARD-LOOKING INFORMATION

This prospectus includes, in addition to historical information, “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. This act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements other than statements of historical fact we make in this prospectus are forward-looking statements. In particular, the statements regarding industry prospects and our future results of operations or financial position are forward-looking statements. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ significantly from those described in the forward looking statements. Factors that may cause such a difference include the following:

the success of our new GO-Global products depends on a number of factors including market acceptance and our ability to manage the risks associated with product introduction;
our revenue could be adversely impacted if any of our significant customers reduces its order levels or fails to order during a reporting period;
factors set forth in this prospectus under "Risk Factors" as well as elsewhere in this prospectus; and
factors set forth in documents incorporated by reference in this prospectus.
Statements included in this prospectus are based upon information known to us as of the date that this prospectus is filed with the SEC, and we assume no obligation to update or alter our forward-looking statements made in this prospectus, whether as a result of new information, future events or otherwise, except as otherwise required by applicable federal securities laws.

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PROSPECTUS SUMMARY

This following summary does not contain all of the information you should consider in making your investment decision to acquire our common stock. For a more complete understanding of our company and our common stock, you should read the more detailed information, including our financial statements and related notes, included elsewhere in this prospectus or incorporated by reference in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors.”

Overview

We are developers of cloud application delivery software for multiple computer operating systems, including Windows, UNIX and several Linux-based variants. Our immediate focus is on Web-enabling applications for use and/or resale by independent software vendors (ISVs), corporate enterprises, governmental and educational institutions, and others who wish to take advantage of cross-platform remote access, and developing software-based secure, private cloud environments. We have also made significant investments in intellectual property. Our operations are conducted and managed in two business segments - “Software” and “Intellectual Property.”

Cloud application delivery is a broad-based term that describes software technologies that can create or enhance the portability, manageability and/or compatibility of a software application or program. A public cloud refers to a system that is generally externally sited from a particular enterprise and whose resources are accessible over the Internet to anyone willing to purchase such services. A private cloud refers to a system that is contained entirely within a private network, e.g., within an enterprise, a department within an enterprise or hosted on dedicated rented machines.

Cloud application delivery software is sometimes referred to, or categorized, as thin-client computing or server-based computing. It is a software model wherein traditional desktop software applications are relocated to run entirely on a server, or host computer. This centralized deployment and management of applications reduces the complexity and total costs associated with enterprise computing. Our software architecture provides application developers with the ability to relocate their desktop applications to a host computer from where they can be quickly accessed by a wide range of computer and display devices over a variety of connections. Applications can be Web-enabled without the need to modify the original Windows, UNIX or Linux application’s software. Secure private cloud environments can be implemented where the applications and data remain centralized behind a secure firewall and are accessed from remote locations.

We are a Delaware corporation, founded in May 1996. Our headquarters are located at 5400 Soquel Avenue, Suite A2, Santa Cruz, California, 95062 and our phone number is 1-800-GRAPHON (1-800-472-7466). We also have offices in Concord, New Hampshire, Irvine, California, and Charlotte, North Carolina. Additionally, we have remote employees located in various states, as well as internationally in England and Israel. Our Internet Website is http://www.graphon.com. The information on our Website is not part of this prospectus.

Our Products

Our primary product offerings can be categorized into product families as follows:

GO-Global Host: Host products allow access to applications from remote locations and a variety of connections, including the Internet and dial-up connections. Such access allows applications to be run via a Web browser, over many types of data connections, regardless of the bandwidth or operating system. Web-enabling is achieved without modifying the underlying application’s code or requiring add-ons. Host family products include GO-Global

Windows Host 4 and all currently available versions of our legacy GO-Global products (GO-Global for Windows 3.2 and GO-Global for UNIX 2.2).

GO-Global Cloud: Cloud products offer a centralized management suite that gives users the ability to access and share applications, files and documents on Windows, UNIX and Linux computers via simple hyperlinks. They give administrators extensive control over user rights and privileges, and allow them to monitor and manage clusters of GO-Global Hosts that support thousands of users. GO-Global Cloud products give application developers the ability to integrate Windows, UNIX and Linux applications into their Web-based enterprise and workflow applications. GO-Global Cloud products include GO-Global Host capabilities. We released GO-Global Cloud for Windows in March 2011 and expect to release GO-Global Cloud for UNIX in the first half of 2012.

GO-Global Client: We plan to develop Client products for portable and mobile devices. We released GO-Global iPad Client, our first product within this product family, during June 2011.

Private Placement

On September 1, 2011, we completed a sale of 35,500,000 million shares of our common stock in a private placement to a group of retail and institutional investors. We also issued five-year warrants to the investors to purchase an additional 17,750,000 shares of our common stock at an exercise price of $0.26 per share. The total gross proceeds of the financing were $7.1 million and net proceeds, after deducting cash expenses including placement agent fees and other expenses, were approximately $6.1 million. We intend to use the proceeds for the development, commercialization and exploitation of our present and future intellectual property and working capital purposes. In connection with the private placement, the placement agent was issued warrants to purchase 3,550,000 shares of our common stock at $0.20 per share and warrants to purchase 1,775,000 shares of our common stock at $0.26 per share.

                This prospectus relates to the sale or other disposition by the selling stockholders of the common stock sold to the investors in the private placement and the common stock issuable upon exercise of the warrants issued to the investors and the placement agent in the private placement.

The Offering

Common stock offered for sale by the selling stockholders	58,575,000 shares (1)
Common stock to be outstanding after this offering	104,961,926 shares (1)(2)
Use of Proceeds
We will not receive any proceeds from the sale or other disposition of the shares of common stock offered by the selling stockholders. We will, however, receive the exercise price of any warrants exercised for cash. To the extent that we received cash upon exercise of any warrants, we expect to use that cash for working capital and general corporate purposes.

Risk Factors
See the section entitled “Risk Factors” beginning on page 4 and other information included in this prospectus or incorporated by reference for a discussion of factors you should consider before making an investment decision

OTC Bulletin Board symbol	GOJO

(1)	Includes 23,075,000 shares issuable upon the exercise of warrants held by the selling stockholders.

(2)
Based upon our issued and outstanding shares of common stock as of November 18, 2011. This number excludes 13,434,190 shares of our common stock, which are issuable upon exercise of our outstanding options. An additional 4,273,005 shares are reserved for future grants under our stock option plans.

RISK FACTORS

Investing in our securities involves risks. Before investing in our securities, you should carefully consider the risks described below as well as the other information included in, and incorporated by reference in, this prospectus.

We have a history of operating losses and expect these losses to continue, at least for the near future.

We have experienced significant operating losses since we began operations. We incurred operating losses of $1,053,500 and $620,200 for the nine months ended September 30, 2011 and 2010, respectively, and $835,600 and $1,833,600 for the years ended December 31, 2010 and 2009, respectively. We expect that both our Software and Intellectual Property segments will incur operating losses for the year ended December 31, 2011; consequently, we expect to report an operating loss on a consolidated basis for the year ended December 31, 2011. In subsequent reporting periods, if revenues grow more slowly than anticipated, or if aggregate operating expenses exceed expectations, we will continue to be unprofitable. Even if we become profitable, we may be unable to sustain such profitability.

Weak economic conditions could adversely affect our business, results of operations, financial condition, and cash flows.

The current weak economic conditions, coupled with continued uncertainty as to its duration and severity, could negatively impact our current and prospective customers, resulting in delays or reductions in their technology purchases. As a result, we could experience fewer new orders, fewer renewals, longer sales cycles, the impact of the slower adoption of newer technologies, increased price competition, and downward pressure on our pricing during contract renewals, any of which could have a material and adverse impact on our business, results of operations, financial condition, and cash flows. These weak economic conditions also may negatively impact our ability to collect payment for outstanding debts owed to us by our customers or other parties with whom we do business. We can not predict the timing or strength of any subsequent recovery.

Our revenue is typically generated from a limited number of significant customers.

A material portion of our revenue during any reporting period is typically generated from a limited number of significant customers, all of which are unrelated third parties. We categorize our customers into three broad categories for revenue recognition purposes: stocking resellers, non-stocking resellers and direct end users. If any of our significant non-stocking resellers or direct end users reduce their order level or fail to order during a reporting period, our revenue could be materially adversely impacted as we recognize revenue on sales to these customers upon product delivery, assuming all other revenue recognition criteria have been met.

Our significant stocking resellers are typically ISVs who have bundled our products with theirs to sell as Web-enabled versions of their products. These customers maintain inventories of our products for resale, and we do not recognize revenue until our products are resold to end-users, assuming all other revenue recognition criteria have been met. If these customers determine to maintain a lower level of inventory in the future and/or they are unable to sell their inventory to end-users as quickly as they have in the past, our revenue and business could be materially adversely impacted.

If we are unable to develop new products and enhancements to our existing products, our business, results of operations, financial condition and cash flows could be materially adversely impacted.

The market for our products and services are characterized by:

frequent new product and service introductions and enhancements;
rapid technology change;
evolving industry standards;
fluctuations in customer demand; and
changes in customer requirements.
Our future success depends on our ability to continually enhance our current products and develop and introduce new products that our customers choose to buy. If we are unable to satisfy our customers’ demands and remain competitive with other products that could satisfy their needs by introducing new products and enhancements, our business, results of operations, financial condition, and cash flows could be materially adversely impacted. Our future success could be hindered by:

the amount of cash we have available to fund investment in new products and enhancements;
delays in our introduction of new products and/or enhancements of existing products;
delays in market acceptance of new products and/or enhancements of existing products; and
a competitor's announcement of new products and/or product enhancements or technologies that could replace or shorten the life cycle of our existing products.
For example, sales of our GO-Global Windows Host software could be affected by the announcement from Microsoft of the intended release, and the subsequent actual release, of a new Windows-based operating system, or an upgrade to a previously released Windows-based operating system version. These new or upgraded systems may contain similar features to our products or they could contain architectural changes that would temporarily prevent our products from functioning properly within a Windows-based operating system environment.

Sales of products within our GO-Global product families constitute a substantial majority of our revenue.

We anticipate that sales of products within our GO-Global product families, and related enhancements, will continue to constitute a substantial majority of our revenue for the foreseeable future. The success of our new GO-Global products depends on a number of factors including market acceptance of the new GO-Global products and our ability to manage the risks associated with product introduction. Declines in demand for our GO-Global products could occur as a result of:

lack of success with our strategic partners;
new competitive product releases and updates to existing competitive products;
decreasing or stagnant information technology spending levels;
price competition;
technological changes, or;
general economic conditions in the market in which we operate.

If our customers do not continue to purchase GO-Global products as a result of these or other factors, our revenue would decrease and our results of operations, financial condition, and cash flows would be adversely affected.

Our operating results in one or more future periods are likely to fluctuate significantly and may fail to meet or exceed the expectations of investors.

Our operating results are likely to fluctuate significantly in the future on a quarterly and annual basis due to a number of factors, many of which are outside our control. Factors that could cause our operating results to fluctuate include the following:

our ability to maximize the revenue opportunities of our patents;
variations in the size of orders by our customers;
increased competition; and
the proportion of overall revenues derived from different sales channels such as distributors, original equipment manufacturers (OEMs) and others.
        In addition, our royalty and license revenues are impacted by fluctuations in OEM licensing activity from quarter to quarter, which may involve one-time orders from non-recurring customers, or customers who order infrequently. Our expense levels are based, in part, on expected future orders and sales; therefore, if orders and sales levels are below expectations, our operating results are likely to be materially adversely affected. Additionally, because significant portions of our expenses are fixed, a reduction in sales levels may disproportionately affect our net income. Also, we may reduce prices or increase spending in response to competition or to pursue new market opportunities. Because of these factors, our operating results in one or more future periods may fail to meet or exceed the expectations of investors. In that event, the trading price of our common stock would likely be adversely affected.

We will encounter challenges in recruiting, hiring and retaining replacements for any members of key management or other personnel who depart.

Our success and business strategy is dependent in large part on our ability to attract and retain key management and other personnel in certain areas of our business. If any of these employees were to leave, we would need to attract and retain replacements for them. Without a successful replacement, the loss of the services of one or more key members of our management group and other key personnel could have a material adverse effect on our business. We do not have long-term employment agreements with any of our key personnel and any officer or other employee can terminate their relationship with us at any time. We may also need to add key personnel in the future, in order to successfully implement our business strategies. The market for such qualified personnel is competitive and it includes other potential employers whose financial resources for such qualified personnel are more substantial than ours. Consequently, we could find it difficult to attract, assimilate or retain such qualified personnel in sufficient numbers to successfully implement our business strategies.

Our failure to adequately protect our proprietary rights may adversely affect us.

Our commercial success is dependent, in large part, upon our ability to protect our proprietary rights. We rely on a combination of patent, copyright and trademark laws, and on trade secrets and confidentiality provisions and other contractual provisions to protect our proprietary rights. These measures afford only limited protection. We cannot assure you that measures we have taken will be adequate to protect us from misappropriation or infringement of our intellectual property. Despite our efforts to protect proprietary rights, it may be possible for unauthorized third parties to copy aspects of our products or obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries do not protect our intellectual property rights as fully as do the laws of the United States. Furthermore, we cannot assure you that the existence of any proprietary rights will prevent the development of competitive products. The infringement upon, or loss of any proprietary rights, or the development of competitive products despite such proprietary rights, could have a material adverse effect on our business.

Our business significantly benefits from strategic relationships and there can be no assurance that such relationships will continue in the future.

Our business and strategy relies to a significant extent on our strategic relationships with other companies. There is no assurance that we will be able to maintain or develop any of these relationships or to replace them in the event any of these relationships are terminated. In addition, any failure to renew or extend any licenses between any third party and us may adversely affect our business.

We rely on indirect distribution channels for our products and may not be able to retain existing reseller relationships or to develop new reseller relationships.

Our products are primarily sold through several distribution channels. An integral part of our strategy is to strengthen our relationships with resellers such as OEMs, systems integrators, VARs, distributors and other vendors to encourage these parties to recommend or distribute our products and to add resellers both domestically and internationally. We currently invest, and intend to continue to invest, significant resources to expand our sales and marketing capabilities. We cannot assure you that we will be able to attract and/or retain resellers to market our products effectively. Our inability to attract resellers and the loss of any current reseller relationships could have a material adverse effect on our business, results of operations, financial condition, and cash flows. Additionally, we cannot assure you that resellers will devote enough resources to provide effective sales and marketing support to our products.

The market in which we participate is highly competitive and has more established competitors.

The market we participate in is intensely competitive, rapidly evolving and subject to technological changes. We expect competition to increase as other companies introduce additional competitive products. In order to compete effectively, we must continually develop and market new and enhanced products and market those products at competitive prices. As markets for our products continue to develop, additional companies, including companies in the computer hardware, software and networking industries with significant market presence, may enter the markets in which we compete and further intensify competition. A number of our current and potential competitors have longer operating histories, greater name recognition and significantly greater financial, sales, technical, marketing and other resources than we do. We cannot give any assurance that our competitors will not develop and market competitive products that will offer superior price or performance features, or that new competitors will not enter our markets and offer such products. We believe that we will need to invest increased financial resources in research and development to remain competitive in the future. Such financial resources may not be available to us at the time or times that we need them, or upon terms acceptable to us. We cannot assure you that we will be able to establish and maintain a significant market position in the face of our competition and our failure to do so would adversely affect our business.

Our stock is thinly traded and its price has been historically volatile.

Our common stock is quoted on the OTC Bulletin Board and is thinly traded. As such, holders of our stock are subject to a high risk of illiquidity, e.g., you may not be able to sell as many shares at the price you would like, or you may not be able to purchase as many shares at the price you would like, due to the low average daily trading volume of our stock. Additionally, the market price of our stock has historically been volatile; it has fluctuated significantly to date. The trading price of our stock is likely to continue to be highly volatile and subject to wide fluctuations. Your investment in our stock could lose value.

If a substantial number of shares of our common stock are sold into the public market, the price of our common stock could fall.

As of November 18, 2011, we had 81,886,926 shares of common stock outstanding. This prospectus relates to the sale or other disposition from time to time of up to 58,575,000 shares of our common stock by the selling stockholders or their transferees. Of such 58,575,000 shares, 35,500,000 shares are currently outstanding and 23,075,000 shares are issuable upon exercise of warrants held by the selling stockholders. As the outstanding shares held by the selling stockholders will be freely tradable as of the date of this prospectus and the shares issuable upon exercise of the warrants held by the selling stockholders will be freely tradable on the date of exercise of such warrants, the sale of a substantial number of such shares into the public market may cause the price of our common stock to fall.

USE OF PROCEEDS

We will not receive any proceeds from the sale or other disposition of the shares of common stock offered by the selling stockholders. We will, however, receive the exercise price of any warrants exercised for cash. To the extent that we received cash upon exercise of any warrants, we expect to use that cash for working capital and general corporate purposes.

PRICE RANGE OF OUR COMMON STOCK

Our common stock is quoted on the OTC Bulletin Board under the symbol “GOJO”.

The following table sets forth, for the periods indicated, the high and low closing sales price of our common stock.

	High	Low
2011:
First Quarter	$0.16	$0.05
Second Quarter	0.22	0.13
Third Quarter	0.28	0.11
Fourth Quarter (through November 18, 2011)	0.24	0.20
2010:
First Quarter	$0.10	$0.05
Second Quarter	0.08	0.05
Third Quarter	0.10	0.04
Fourth Quarter	0.12	0.05
2009:
First Quarter	$0.09	$0.04
Second Quarter	0.12	0.06
Third Quarter	0.15	0.08
Fourth Quarter	0.08	0.06

The above quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

On November 18, 2011, there were approximately 177 holders of record of our common stock. The number of record holders of our common stock does not include beneficial owners holding shares through nominee names.

On November 21, 2011, the closing sales price of our common stock was $0.22 per share.

DIVIDEND POLICY

We have never declared or paid dividends on our common stock, nor do we anticipate paying any cash dividends for the foreseeable future. We currently intend to retain future earnings, if any, to finance the operations and expansion of our business. Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will be dependent upon the earnings, financial condition, operating results, capital requirements and other factors as deemed necessary by the Board of Directors.

SELLING STOCKHOLDERS

On September 1, 2011, we entered into a securities purchase agreement with a limited number of institutional and retail investors, all of whom were “accredited investors” within the meaning of Rule 501 promulgated under the Securities Act of 1933, pursuant to which we issued and sold for cash 35,500,000 shares of our common stock at a purchase price of $0.20 per share, resulting in our receipt of gross proceeds of $7.1 million. We also issued warrants to the investors for no additional consideration to purchase an aggregate of 17,750,000 shares of common stock at an exercise price of $0.26 per share from September 1, 2011 through September 1, 2016. The closing sales price of our common stock on August 31, 2011 and September 1, 2011 was $0.1998 and $0.185 per share, respectively.

MDB Capital Group, LLC acted as our exclusive placement agent in connection with this transaction, for which it received, among other consideration, warrants to purchase 3,550,000 and 1,775,000 shares of our common stock at $0.20 and $0.26 per share, respectively.

This prospectus relates to our registration, for the account of such investors, as well as MDB Capital Group, LLC and its affiliates, of an aggregate of 58,575,000 shares of our common stock, including warrants to purchase 23,075,000 shares of our common stock. We are registering these shares as required by the terms of registration rights agreements between these selling stockholders and us. We have agreed to pay all expenses and costs to comply with our obligation to register the selling stockholders’ shares of common stock. We have also agreed to indemnify and hold harmless the selling stockholders against certain losses, claims, damages or liabilities, joint or several, arising under the Securities Act of 1933.

The information in the table and the footnotes to the table have been provided to us by the selling stockholders. The last column of this table assumes the sale of all of the shares of common stock offered by this prospectus. The registration of the offered shares does not mean that any or all of the selling stockholders will offer or sell any of these shares. Except as set forth in the notes to this table, there is not nor has there been a material relationship between us and any of the selling stockholders within the past three years.

Name of Selling Stockholder	Number of Shares Beneficially Owned	Common Stock Offered by Selling Stockholder (1)	Shares Beneficially Owned After Offering
			Number	Percent
Special Situations Technology Fund, L.P. (2)	1,140,000	1,140,000	—	—
Special Situations Technology Fund II, L.P. (2)	7,110,000	7,110,000	—	—
Aaron Grunfeld	112,500	112,500	—	—
ACT Capital Management LLLP (3)	187,500	187,500	—	—
ACT Capital Partners LP (3)	1,300,000	750,000	550,000	*
Amir L. Ecker	3,608,800	750,000	1,921,300	1.8%
Compass Global Management, Ltd. (4)	3,000,000	3,000,000	—	—
David R. Morgan	937,500	937,500	—	—
David R. Wilmerding, III	7,500,000	7,500,000	—	—
Del Rey Management, L.P. (5)	750,000	750,000	—	—
Equity Trust Company Custodian FBO Robert C. Clifford (6)	750,000	750,000	—	—
Erick Richardson Jr.	375,000	375,000	—	—
Gary Schuman	45,000	45,000	—	—
Goldman Capital Inc. Money Purchase Plan (7)	1,500,000	1,500,000	—	—
James Tierney	150,000	150,000	—	—
Jon C. Baker Family, LLC (8)	7,500,000	7,500,000	—	—
Kepmen Capital (9)	375,000	375,000	—	—
Kleeman Family 2004 Revocable Trust (10)	705,000	705,000	—	—
London Family Trust, Robert S. London TTEE (11)	2,250,000	2,250,000	—	—
Nicholas A. Foley	375,000	375,000	—	—
Nicholas Lewin	1,125,000	1,125,000	—	—
NTC & Co. FBO: John P. Francis (12)	262,500	262,500	—	—
Ponte Vedra Partners, Ltd. (13)	750,000	750,000	—	—
Proximity Fund (14)	1,875,000	1,875,000	—	—
R & A Chade Family Trust DTD May 26-1999, Richard and Anthea Chade TTEES (15)	375,000	375,000	—	—
Rodney Baber	1,875,000	1,875,000	—	—
Strome Alpha Offshore Limited (16)	3,750,000	3,750,000	—	—
Tamalpais Master Fund Ltd. (17)	1,875,000	1,875,000	—	—
Thomas L. Wallace	750,000	750,000	—	—
Wall Street Capital Partners, L.P. (18)	3,000,000	3,000,000	—	—
Wiley Pickett	375,000	375,000	—	—
William S. Lapp	225,000	225,000	—	—
Yellowstone Pioneer Enterprises, LLC (19)	750,000	750,000	—	—
MDB Capital Group LLC (20)	2,662,500 (22)	2,662,500 (22)	—	—
Peter Conley (21)	1,230,000 (22)	1,230,000 (22)	—	—
Anthony DiGiandomenico (21)	532,500 (22)	532,500 (22)	—	—
Robert Clifford (21)	397,500 (22)	397,500 (22)	—	—
Kevin Cotter (21)	234,375 (22)	234,375 (22)	—	—
George Brandon (21)	234,375 (22)	234,375 (22)	—	—
Gary Schuman (21)	18,750 (22)	18,750 (22)	—	—
Alex Zapanta (21)	15,000 (22)	15,000 (22)	—	—
______________

*       Denotes less than 1%

(1)
Except for the common stock being offered by the selling stockholders identified as MDB Capital Group LLC and Messrs. Conley, DiGiandomenico, Clifford, Cotter, Brandon, Schuman and Zapanta, one-third of the number of shares of common stock being offered by each of the other selling stockholders listed in this table consists of shares issuable upon exercise of warrants owned by the respective selling stockholder.

(2)	Austin Marxe and David Greenhouse have shared voting and dispositive power over such shares.

(3)	Amir Ecker and Carol Frankenfield have shared voting and dispositive power over such shares.

(4)	Thomas Wallace has voting and dispositive power over such shares.

(5)	Gregory Bied has voting and dispositive power over such shares.

(6)	Robert Clifford has voting and dispositive power over such shares.

(7)	Neal Goldman has voting and dispositive power over such shares.

(8)	Jon Baker has voting and dispositive power over such shares.

(9)	Martin Regan has voting and dispositive power over such shares.

(10)	Stephen Kleeman has voting and dispositive power over such shares.

(11)	Robert London has voting and dispositive power over such shares.

(12)	John Francis has voting and dispositive power over such shares.

(13)	Peter Massanisso has voting and dispositive power over such shares.

(14)	Geoffrey Crosby has voting and dispositive power over such shares.

(15)	Richard and Anthea Chade have shared voting and dispositive power over such shares.

(16)	Mark Strome has voting and dispositive power over such shares.

(17)	Steven Ledger has voting and dispositive power over such shares. Mr. Ledger is a director of our company.

(18)	Jeffrey Kone has voting and dispositive power over such shares.

(19)	Linda Rosen has voting and dispositive power over such shares.

(20)
Christopher Marlett, Chairman and Chief Executive Officer of MDB Capital Group LLC, has voting and dispositive power over such shares. MDB Capital Group LLC, a broker-dealer, was the placement agent of the private placement that we completed on September 1, 2011.

(21)	The selling stockholder is an affiliate of MDB Capital Group LLC, a broker-dealer.

(22)	All of such shares are issuable upon exercise of warrants owned by the selling stockholder.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
an exchange distribution in accordance with the rules of the applicable exchange;
in the over-the-counter market;
privately negotiated transactions;
short sales effected after the date the registration statement of which this Prospectus is part is declared effective by the SEC;
through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
broker-dealers may agree with the selling stockholders to sell a specific number of each shares at a stipulated price per share;
a combination of any such methods of sale; and
any other method permitted by applicable law.
The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants - up to $5,786,500 if all of the warrants are exercised for cash. We intend to use such proceeds, if any, for working capital and general corporate purposes.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which all of the shares may be sold without restriction pursuant to Rule 144 of the Securities Act.

DESCRIPTION OF OUR SECURITIES

Common Stock

We are currently authorized to issue up to 195,000,000 shares of our common stock, $0.0001 par value. As of November 18, 2011, 81,886,926 shares of our common stock were issued and outstanding, and held of record by approximately 177 persons. We estimate that there are in excess of 1,400 beneficial owners of our common stock.

Holders of shares of our common stock are entitled to such dividends as may be declared from time to time by the board in its discretion, on a ratable basis, out of funds legally available therefrom, and to a pro rata share of all assets available for distribution upon liquidation, dissolution or other winding up of our affairs. All of the outstanding shares of our common stock are fully paid and non-assessable.

Warrants

The material terms of the warrants issued to the selling stockholders are as follows:

warrants to purchase an aggregate 19,525,000 shares of our common stock are exercisable at $0.26 per share and expire on September 1, 2016; and
warrants to purchase an aggregate 3,550,000 shares of our common stock are exercisable at $0.20 per share and expire on September 1, 2016; and
The exercise prices of the warrants are subject to adjustment upon the occurrence of certain events, including the issuance of our common stock at a price below the exercise price of the warrants or a split-up or combination of our common stock and a reorganization or merger to which we are a party.

Limitation of Liability

As permitted by the General Corporation Law of the State of Delaware, our restated certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

for any breach of the director's duty of loyalty to us or our stockholders;
for acts of omissions not in good faith or which involve interntional misconduct or a knowing violation of law;
under section 174 of the Delaware law, relating to unlawful payment of dividends or unlawful stock purchases or redemption of stock; and
for any transaction from which the director derives an improper personal benefit.
As a result of this provision, we and our stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

Our restated certificate of incorporation provides for the indemnification of our directors and officers, and, to the extent authorized by our board in its sole and absolute discretion, employees and agents, to the full extent authorized by, and subject to the conditions set forth in the Delaware law.

Delaware Anti-Takeover Law

We are subject to the provisions of section 203 of the Delaware law. Section 203 prohibits publicly held Delaware corporations from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock. These provisions could have the effect of delaying, deferring or preventing a change of control of us or reducing the price that certain investors might be willing to pay in the future for shares of our common stock.

Transfer Agent

The transfer agent for our common stock is American Stock Transfer & Trust Company, 6201 15th Avenue, Brooklyn, New York 10038.

LEGAL MATTERS

The validity of the shares of our common stock covered by this prospectus has been passed upon by SNR Denton US LLP, New York, New York.

EXPERTS

The consolidated financial statements of GraphOn Corporation at December 31, 2010 and 2009 and for each of the years in the two-year period ended December 31, 2010, have been incorporated by reference in this prospectus in reliance upon the report of Macias Gini & O’Connell LLP, independent registered public accounting firm, incorporated by reference in this prospectus and upon authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934 and, therefore, we file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Copies of such periodic reports, proxy statements and other information are available for inspection without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of these filings may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

The SEC allows us to incorporate by reference the information we have filed with it, which means that we can disclose important information to you by referring you to those documents. Our SEC File Number is 0-21832. The information incorporated by reference is considered to be part of this prospectus. The documents we are incorporating by reference are as follows:

our Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on March 31, 2011;
our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, filed with the SEC on May 16, 2011;
our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011, filed with the SEC on August 15, 2011;
our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, filed with the SEC on November 14, 2011;
our Current Report on form 8-K, dated April 25, 2011, filed with the SEC on April 26, 2011;
our Current Report on form 8-K, dated May 11, 2011, filed with the SEC on May 17, 2011;
our Current Report on form 8-K, dated August 8, 2011, filed with the SEC on August 11, 2011;
our Current Report on form 8-K, dated August 9, 2011, filed with the SEC on August 15, 2011;
our Current Report on form 8-K, dated September 1, 2011, filed with the SEC on September 8, 2011, and Amendment No. 1 thereto, filed with the SEC on September 13, 2011;
our Current Report on form 8-K, dated September 2, 2011, filed with the SEC on September 6, 2011;
our Current Report on form 8-K, dated October 11, 2011, filed with the SEC on October 13, 2011;
our Current Report on form 8-K, dated November 16, 2011, filed with the SEC on November 18, 2011; and
the description of our common stock contained in our registration statement on Form 8-A, filed with the SEC on November 6, 1996.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents which we incorporate by reference in this prospectus (not including exhibits to such documents unless such exhibits are specifically incorporated by reference to such documents). Requests should be directed to: GraphOn Corporation, 5400 Soquel Avenue, Suite A-2, Santa Cruz, California, 95062; our phone number is 1-800-GRAPHON (1-800-472-7466).